May 30, 2018

William Waldrop
CEO
EVIO, INC.
62930 O. B. Riley Rd
Suite 300
Bend, OR 97703

       Re: EVIO, INC.
           Form 10-K for Fiscal Year Ended September 30, 2017
           Filed January 17, 2018
           Form 10-Q for Fiscal Quarters Ended December 31, 2017 and March 31, 2018
           Filed February 13, 2018 and May 16, 2018
           File No. 000-12350

Dear Mr. Waldrop:

        We have reviewed your May 23, 2018 response to our comment letter as well as the filings noted above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by amending your most recent Form 10-Q, or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2018

Financial Statements
Note 14 - Subsequent Events
Entries into Material Agreements, page 33

1. We note that on May 2, 2018, Evio Canada, Inc. purchased a 50% interest in Keystone
      Labs, Inc. for CAD $2,495,00 and then advanced another CAD $1,000,000 to Keystone
 William Waldrop
FirstName LastNameWilliam Waldrop
EVIO, INC.
Comapany NameEVIO, INC.
May 30, 2018
May 30, 2018 Page 2
Page 2
FirstName LastName
         Labs. Such investments and advances appear to exceed the reporting thresholds of Rule
         8-04(b)(1) of Regulation S-X. Therefore, it appears that you are required to provide historical financial statements of Keystone Labs, Inc. and related pro forma information under the cover of Form 8-K. Please revise or provide us your supporting calculations. In your response address how you determined the fair value of the common shares you issued in the acquisition as these shares appear to have been issued at a substantial discount of their trading price.
Management's Discussion and Analysis
Results of Operations, page 36

2. Please expand your discussion to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not analyze the underlying business reasons for the changes. For example, you attribute a decrease in revenue for the three months ended March 31, 2018, to a "decrease in testing services completed ... combined with deceased advisory services performed"
         and attribute increased cost of revenues to "increased direct costs associated with providing testing services and increased costs of advisory services." However, you do not fully analyze the underlying reasons for these changes. Neither do you quantify the impact due to organic growth and/or business acquisitions. Please refer to Item 303 of
         Regulation S-K and Securities Act Release No. 33-8350.
Form 10-Q for the Quarter Ended December 31, 2017
Form 10-Q for the Quarter Ended March 31, 2018
Liquidity and Capital Resources, page 39

3. Please discuss your liquidity and capital resources for both the short-term and long-term.
         We note on page 12 of your Form 10-K for the year ended September 30, 2017 the statement that the company is uncertain of its ability to generate sufficient liquidity from its operations. We also note the disclosure on page 8 under the title "Going Concern,"
         where you state, among other things, that the company "does not have an established source of revenues sufficient to cover its operating costs." However, neither of these uncertainties relating to your liquidity are discussed in your subsequent Form 10-Qs.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William Waldrop
EVIO, INC.
May 30, 2018
Page 3

       You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos
Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.


FirstName LastNameWilliam Waldrop
                                                           Division of
Corporation Finance
Comapany NameEVIO, INC.
                                                           Office of
Telecommunications
May 30, 2018 Page 3
cc:       Christian Carnell
FirstName LastName